UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Doma Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

25703A203

(CUSIP Number)

Foundation Capital

Attn: David Armstrong, General Counsel

550 High Street

3rd Floor

Palo Alto CA 94301

Tel: (650) 614-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Foundation Capital VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

1.	NAMES OF REPORTING PERSONS Foundation Capital VIII Principals Fund, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

1.	NAMES OF REPORTING PERSONS Foundation Capital Management Co. VIII, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

1.	NAMES OF REPORTING PERSONS Foundation Capital Leadership Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

1.	NAMES OF REPORTING PERSONS Foundation Capital Management Co. LF II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Explanatory Note: This Amendment No. 1 (this “Amendment No. 1” amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021 (the “Original Schedule 13D”) by the Reporting Persons with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Doma Holdings, Inc. (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented below, the information in the Original Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On March 29, 2024, the Issuer entered into an Agreement and Plan of Merger, dated as of March 28, 2024 (the “Merger Agreement”), with RE Closing Buyer Corp., (“Parent”), and RE Closing Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). On September 27, 2024 (the “Closing Date”), upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent.

On the Closing Date, Parent completed the acquisition of the Issuer. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of the Issuer’s Common Stock, issued and outstanding immediately prior to the Effective Time, other than certain excluded shares of Common Stock pursuant to the terms of the Merger Agreement, was cancelled and extinguished and automatically converted into and thereafter represents the right to receive an amount in cash equal to $6.29 per share of Common Stock (“Merger Consideration”), payable to the holder thereof, without interest, subject to and in accordance with the terms and conditions of the Merger. In the Merger, all shares of Common Stock held by the Reporting Persons were cancelled and converted into the right to receive the Merger Consideration.

As a result of the closing of the Merger, the Issuer’s Common Stock was delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described herein, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 1.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 27, 2024.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

5	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

FOUNDATION CAPITAL MANAGEMENT CO. VIII, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII, L.P.
By:	Foundation Capital Management Co. VIII, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VIII, L.L.C. its Manager

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL MANAGEMENT CO. LF II, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL Leadership Fund II, L.P.
By:	Foundation Capital Management Co. LF II, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Description

5	Agreement regarding joint filing of Schedule 13D.